Underlying supplement no. 5-I
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated November 30, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Notes Linked to one or more Funds

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked to one or more exchange-traded funds (each, a "Fund" and collectively, the "Funds"). This underlying supplement no. 5-I describes potential Indices and Funds to which the notes may be linked, the relationship, if any, between JPMorgan Chase & Co. and the sponsor or publisher of the Indices and Funds and other relevant information. This underlying supplement no. 5-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to description of any relevant Fund specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other relevant underlying supplement, or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 5-I and the accompanying product supplement or another relevant underlying supplement contain information relating to the same Fund to which the notes are linked, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-1 of this underlying supplement no. 5-I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 5-I, the accompanying product supplement, prospectus supplement and prospectus, any other relevant underlying supplement or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 30, 2011

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 5-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 5-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 5-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 5-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 5-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing in any of the funds described herein or any of their component securities. **You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.**

Risks Relating to Certain Funds

For notes linked in whole or in part to the Consumer Staples Select Sector SPDR® Fund, risks associated with the consumer staples sector will affect the value of the notes.

All or substantially all of the equity securities held by the Consumer Staples Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the consumer staples sector, including the following industries: food & staples retailing; household products; food products; beverages; tobacco; and personal products. The Consumer Staples Select Sector SPDR® Fund is concentrated in the consumer staples sector, which means the Consumer Staples Select Sector SPDR® Fund will be more affected by the performance of the consumer staples sector than a fund or index that was more diversified.

Consumer staples companies are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of food, beverage, household and personal products companies may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand, including performance of the overall domestic and international economy, interest rates, competition and consumer confidence and spending.

The difficulties described above could cause a downturn in the consumer staples sector generally and could cause the value of the securities held by the Consumer Staples Select Sector SPDR® Fund and thus the value of the Consumer Staples Select Sector SPDR® Fund to decline or remain flat during the term of the notes, which may adversely affect the value of your notes.

For notes linked in whole or in part to the Health Care Select Sector SPDR® Fund, risks associated with the health care sector will affect the value of the notes.

All or substantially all of the equity securities held by the Health Care Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the health care sector, including the following industries: pharmaceuticals; health care equipment & supplies; health care providers & services; biotechnology; life sciences tools & services; and health care technology. The Health Care Select Sector SPDR® Fund is concentrated in the health care sector, which means the Health Care Select Sector SPDR® Fund will be more affected by the performance of the health care sector than a fund or index that was more diversified.

Companies in the health care sector are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection. The process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Health care companies are also subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Additionally, the profitability of some health care companies may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly.

The difficulties described above could cause a downturn in the health care sector generally and could cause the value of the securities held by the Health Care Select Sector SPDR® Fund and thus the value of the Health Care Select Sector SPDR® Fund to decline or remain flat during the term of the notes, which may adversely affect the value of your notes.

For notes linked in whole or in part to the Technology Select Sector SPDR® Fund, risks associated with the technology sector will affect the value of the notes.

All or substantially all of the equity securities held by the Technology Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the technology sector, including the following industries: computers and peripherals; software; diversified telecommunication services; communications equipment; semiconductors & semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; wireless telecommunication services and office electronics. The Technology Select Sector SPDR® Fund is concentrated in the technology sector, which means the Technology Select Sector SPDR® Fund will be more affected by the performance of the technology sector than a fund or index that was more diversified.

Market or economic factors impacting technology companies and companies that rely heavily on technology advances could have a major effect on the value of the Technology Select Sector SPDR® Fund. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

The difficulties described above could cause a downturn in the technology sector generally and could cause the value of the securities held by the Technology Select Sector SPDR® Fund and thus the value of the Technology Select Sector SPDR® Fund to decline or remain flat during the term of the notes, which may adversely affect the value of your notes.

FUND DESCRIPTIONS

THE CONSUMER STAPLES SELECT SECTOR SPDR® FUND

We have derived all information contained in this underlying supplement no. 5-I regarding the Consumer Staples Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "Select Sector Trust") and SSgA Funds Management, Inc. ("SSgA FM"). We make no representation or warranty as to the accuracy or completeness of such information. The Consumer Staples Select Sector SPDR® Fund is an investment portfolio managed by SSgA FM, the investment adviser to the Consumer Staples Select Sector SPDR® Fund. The Consumer Staples Select Sector SPDR® Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "XLP."

The Select Sector Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Consumer Staples Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector Trust or the Consumer Staples Select Sector SPDR® Fund, please see the Consumer Staples Select Sector SPDR® Fund's prospectus. In addition, information about the Select Sector Trust, SSgA FM and the Consumer Staples Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Investment Objective

The Consumer Staples Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the consumer staples sector, as represented by the Consumer Staples Select Sector Index. The Consumer Staples Select Sector Index measures the performance of the consumer staples sector of the U.S. equity market. The Consumer Staples Select Sector Index includes companies in the following industries: food & staples retailing; household products; food products; beverages; tobacco; and personal products. For more information about the Consumer Staples Select Sector Index, see "The Select Sector Indices" below.

Investment Strategy — Replication

The Consumer Staples Select Sector SPDR® Fund employs a replication strategy in attempting to approximate the performance of Consumer Staples Select Sector Index, which means that the Consumer Staples Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the Consumer Staples Select Sector Index in approximately the same proportions as the Consumer Staples Select Sector Index. There may, however, be instances where SSgA FM may choose to overweight another stock in the Consumer Staples Select Sector Index, purchase securities not included in the Consumer Staples Select Sector Index that SSgA FM believes are appropriate to substitute for a security included in the Consumer Staples Select Sector Index or utilize various combinations of other available investment techniques in seeking to track the Consumer Staples Select Sector Index. Under normal market conditions, the Consumer Staples Select Sector SPDR® Fund generally invests substantially all, but at least 95%, of its total assets in the securities composing the Consumer Staples Select Sector Index. In addition, the Consumer Staples Select Sector SPDR® Fund may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM). Swaps, options and futures contracts, convertible securities and structured notes may be used by the Consumer Staples Select Sector SPDR® Fund in seeking performance that corresponds to the Consumer Staples Select Sector Index and in managing cash flows. SSgA FM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the Consumer Staples Select Sector Index to be reflected in the portfolio composition of the Consumer Staples Select Sector SPDR® Fund. The Board of Trustees of the Select Sector Trust may change the Consumer Staples Select Sector SPDR® Fund's investment strategy and certain other policies without shareholder approval.

There may, however, be instances where SSgA FM will utilize a sampling strategy. Sampling means that SSgA FM will use quantitative analysis to select securities, including securities in the relevant index, outside of the index and derivatives, that have a similar investment profile as the relevant index in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities.

Correlation

The Consumer Staples Select Sector Index is a theoretical financial calculation, while the Consumer Staples Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Consumer Staples Select Sector SPDR® Fund and the Consumer Staples Select Sector Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. For example, it may take several business days for additions and deletions to the Consumer Staples Select Sector Index to be reflected in the portfolio composition of the Consumer Staples Select Sector SPDR® Fund. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error."

Holdings Information

As of November 21, 2011, the Consumer Staples Select Sector SPDR® Fund included 42 companies. The Consumer Staples Select Sector SPDR® Fund's three largest holdings are The Proctor & Gamble Company, Philip Morris International Inc. and Wal-Mart Stores, Inc. The following table summarizes the Consumer Staples Select Sector SPDR® Fund's holdings in individual companies as of such date.

Company	Percentage of Total Holdings
The Proctor & Gamble Company	14.04%
Philip Morris International Inc.	10.48%
Wal-Mart Stores, Inc.	8.25%
The Coca-Cola Company	7.35%
Kraft Foods Inc.	5.02%

Company	Percentage of Total Holdings
CVS Caremark Corporation	4.71%
Altris Group, Inc.	4.69%
PepsiCo, Inc.	4.16%
Colgate-Palmolive Company	3.85%
Costco Wholesale Corporation	3.28%

The information above was compiled from the Select Sector Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Historical Performance of the Consumer Staples Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Consumer Staples Select Sector SPDR® Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the Select Sector Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE HEALTH CARE SELECT SECTOR SPDR® FUND

We have derived all information contained in this underlying supplement no. 5-I regarding the Health Care Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "Select Sector Trust") and SSgA Funds Management, Inc. ("SSgA FM"). We make no representation or warranty as to the accuracy or completeness of such information. The Health Care Select Sector SPDR® Fund is an investment portfolio managed by SSgA FM, the investment adviser to the Health Care Select Sector SPDR® Fund. The Health Care Select Sector SPDR® Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "XLV."

The Select Sector Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Health Care Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector Trust or the Health Care Select Sector SPDR® Fund, please see the Health Care Select Sector SPDR® Fund's prospectus. In addition, information about the Select Sector Trust, SSgA FM and the Health Care Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Investment Objective

The Health Care Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the health care sector, as represented by the Health Care Select Sector Index. The Health Care Select Sector Index measures the performance of the health care sector of the U.S. equity market. The Health Care Select Sector Index includes companies in the following industries: pharmaceuticals; health care equipment & supplies; health care providers & services; biotechnology; life sciences tools & services; and health care technology. For more information about the Health Care Select Sector Index, see "The Select Sector Indices" below.

Investment Strategy — Replication

The Health Care Select Sector SPDR® Fund employs a replication strategy in attempting to approximate the performance of Health Care Select Sector Index, which means that the Health Care Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the Health Care Select Sector Index in approximately the same proportions as the Health Care Select Sector Index. There may, however, be instances where SSgA FM may choose to overweight another stock in the Health Care Select Sector Index, purchase securities not included in the Health Care Select Sector Index that SSgA FM believes are appropriate to substitute for a security included in the Health Care Select Sector Index or utilize various combinations of other available investment techniques in seeking to track the Health Care Select Sector Index. Under normal market conditions, the Health Care Select Sector SPDR® Fund generally invests substantially all, but at least 95%, of its total assets in the securities composing the Health Care Select Sector Index. In addition, the Health Care Select Sector SPDR® Fund may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM). Swaps, options and futures contracts, convertible securities and structured notes may be used by the Health Care Select Sector SPDR® Fund in seeking performance that corresponds to the Health Care Select Sector Index and in managing cash flows. SSgA FM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the Health Care Select Sector Index to be reflected in the portfolio composition of the Health Care Select Sector SPDR® Fund. The Board of Trustees of the Select Sector Trust may change the Health Care Select Sector SPDR® Fund's investment strategy and certain other policies without shareholder approval.

There may, however, be instances where SSgA FM will utilize a sampling strategy. Sampling means that SSgA FM will use quantitative analysis to select securities, including securities in the relevant index, outside of the index and derivatives, that have a similar investment profile as the relevant index in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities.

Correlation

The Health Care Select Sector Index is a theoretical financial calculation, while the Health Care Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Health Care Select Sector SPDR® Fund and the Health Care Select Sector Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. For example, it may take several business days for additions and deletions to the Health Care Select Sector Index to be reflected in the portfolio composition of the Health Care Select Sector SPDR® Fund. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error."

Holdings Information

As of November 21, 2011, the Health Care Select Sector SPDR® Fund included 51 companies. The Health Care Select Sector SPDR® Fund's three largest holdings are Johnson & Johnson, Pfizer Inc. and Merck & Co., Inc The following table summarizes the Health Care Select Sector SPDR® Fund's holdings in individual companies as of such date.

Company	Percentage of Total Holdings
Johnson & Johnson	13.75%
Pfizer Inc.	11.79%
Merck & Co., Inc	8.38%
Abbott Laboratories	5.55%
Bristol-Myers Squibb Company	4.16%
Amgen Inc.	3.84%
UnitedHealth Group Incorporated	3.84%

Company	Percentage of Total Holdings
Eli Lily and Company	2.95%
Medtronic, Inc.	2.81%
Baxter International Inc.	2.26%

The information above was compiled from the Select Sector Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Historical Performance of the Health Care Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Health Care Select Sector SPDR® Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the Select Sector Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE TECHNOLOGY SELECT SECTOR SPDR® FUND

We have derived all information contained in this underlying supplement no. 5-I regarding the Technology Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the "Select Sector Trust") and SSgA Funds Management, Inc. ("SSgA FM"). We make no representation or warranty as to the accuracy or completeness of such information. The Technology Select Sector SPDR® Fund is an investment portfolio managed by SSgA FM, the investment adviser to the Technology Select Sector SPDR® Fund. The Technology Select Sector SPDR® Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "XLK."

The Select Sector Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Technology Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector Trust or the Technology Select Sector SPDR® Fund, please see the Technology Select Sector SPDR® Fund's prospectus. In addition, information about the Select Sector Trust, SSgA FM and the Technology Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Investment Objective

The Technology Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the technology sector, as represented by the Technology Select Sector Index. The Technology Select Sector Index measures the performance of the technology sector of the U.S. equity market. The Technology Select Sector Index includes companies in the following industries: computers and peripherals; software; diversified telecommunication services; communications equipment; semiconductors & semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; wireless telecommunication services and office electronics. For more information about the Technology Select Sector Index, see "The Select Sector Indices" below.

Investment Strategy — Replication

The Technology Select Sector SPDR® Fund employs a replication strategy in attempting to approximate the performance of Technology Select Sector Index, which means that the Technology Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the

Technology Select Sector Index in approximately the same proportions as the Technology Select Sector Index. There may, however, be instances where SSgA FM may choose to overweight another stock in the Technology Select Sector Index, purchase securities not included in the Technology Select Sector Index that SSgA FM believes are appropriate to substitute for a security included in the Technology Select Sector Index or utilize various combinations of other available investment techniques in seeking to track the Technology Select Sector Index. Under normal market conditions, the Technology Select Sector SPDR® Fund generally invests substantially all, but at least 95%, of its total assets in the securities composing the Technology Select Sector Index. In addition, the Technology Select Sector SPDR® Fund may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM). Swaps, options and futures contracts, convertible securities and structured notes may be used by the Technology Select Sector SPDR® Fund in seeking performance that corresponds to the Technology Select Sector Index and in managing cash flows. SSgA FM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the Technology Select Sector Index to be reflected in the portfolio composition of the Technology Select Sector SPDR® Fund. The Board of Trustees of the Select Sector Trust may change the Technology Select Sector SPDR® Fund's investment strategy and certain other policies without shareholder approval.

There may, however, be instances where SSgA FM will utilize a sampling strategy. Sampling means that SSgA FM will use quantitative analysis to select securities, including securities in the relevant index, outside of the index and derivatives, that have a similar investment profile as the relevant index in terms of key risk factors, performance attributes and other characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities.

Correlation

The Technology Select Sector Index is a theoretical financial calculation, while the Technology Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Technology Select Sector SPDR® Fund and the Technology Select Sector Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. For example, it may take several business days for additions and deletions to the Technology Select Sector Index to be reflected in the portfolio composition of the Technology Select Sector SPDR® Fund. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error."

Holdings Information

As of November 21, 2011, the Technology Select Sector SPDR® Fund included 84 companies. The Technology Select Sector SPDR® Fund's three largest holdings are Apple Inc., International Business Machines Corp. and Microsoft Corp. The following table summarizes the Technology Select Sector SPDR® Fund's holdings in individual companies as of such date.

Company	Percentage of Total Holdings
Apple Inc.	13.82%
International Business Machines Corporation	8.76%
Microsoft Corporation	7.53%
AT&T Inc.	6.79%
Google Inc.	5.91%
Oracle Corporation	4.80%

Company	Percentage of Total Holdings
Intel Corporation	4.26%
Verizon Communications Inc.	4.15%
Cisco Systems, Inc.	4.00%
QUALCOMM Incorporated	3.70%

The information above was compiled from the Select Sector Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 5-I or any terms supplement.

Historical Performance of the Technology Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Technology Select Sector SPDR® Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the Select Sector Trust or SSgA FM. Neither the Select Sector Trust nor SSgA FM makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither the Select Sector Trust nor SSgA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE SELECT SECTOR INDICES

We have derived all information contained in this underlying supplement regarding the Consumer Staples Select Sector Index, the Health Care Select Sector Index and the Technology Select Sector Index (each, a "Select Sector Index" and collectively, the "Select Sector Indices"), including, without limitation, their make up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P") or the Merrill, Lynch Pierce Fenner & Smith, Inc., as index compilation agent (the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information. For further information about the S&P 500® Index, please see "The S&P 500® Index" below.

On November 4, 2011, The McGraw-Hill Companies, Inc. ("McGraw-Hill"), the owner of the S&P Indices business, and CME Group Inc. ("CME Group"), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, announced a new joint venture, S&P/Dow Jones Indices. The ownership of the Select Sector Indices may change as a result. McGraw-Hill and CME Group expect the S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

The stocks included in the Select Sector Indices are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Select Sector Indices will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P acts as the index calculation agent in connection with the calculation and dissemination of the Select Sector Indices. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

The Consumer Staples Select Sector Index

The Consumer Staples Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of consumer products, which include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index.

As of November 21, 2011, the Consumer Staples Select Sector Index had a 11.44% weighting in the S&P 500® Index based on the market capitalization of the constituent stocks.

The Health Care Select Sector Index

The Health Care Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are health care firms, which include pharmaceuticals; health care equipment & supplies; health care providers & services; biotechnology; life sciences tools & services; and health care technology. The Health Care Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index.

As of November 21, 2011, the Health Care Select Sector Index had a 11.57% weighting in the S&P 500® Index based on the market capitalization of the constituent stocks.

The Technology Select Sector Index

The Technology Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of technology products, which include products developed by defense manufacturers, telecommunications equipment, microcomputer components, integrated computer circuits and process monitoring systems. The Technology Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index.

As of November 21, 2011, the Technology Select Sector Index had a 22.71% weighting in the S&P 500® Index based on the market capitalization of the constituent stocks.

Construction and Maintenance

The Select Sector Indices are developed and maintained in accordance with the following criteria:

- Each of the component stocks in the Select Sector Indices (the "Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the a Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in that Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P will play only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Select Sector Indices, that assignment being the sole responsibility of the Index Compilation Agent.

- The Select Sector Indices are calculated by S&P using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within a Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

- The Select Sector Indices are calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. See "— The S&P 500® Index" above. The daily calculation of a Select Sector Index is computed by dividing the total market value of the companies in that Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the S&P that a Component Stock's Select Sector Index assignment should be changed, the S&P will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

The S&P 500® Index

We have derived all information contained in this underlying supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

On November 4, 2011, The McGraw-Hill Companies, Inc. ("McGraw-Hill"), the owner of the S&P Indices business, and CME Group Inc. ("CME Group"), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, announced a new joint venture, S&P/Dow Jones Indices, which will own the S&P Indices business and the Dow Jones Indexes business, including the S&P 500® Index. McGraw-Hill and CME Group expect the S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the United States or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float. Shares held in a trust to allow investors in countries outside the country of domicile (*e.g.*, ADRs, CDIs and Canadian exchangeable shares) are normally part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this underlying supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing level of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Type of Corporate Action	Comments	Divisor Adjustment
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.